SOMITOS CORP.

34 Pekini Ave
Tbilisi, Georgia 0160

Telephone: +13072416300

Email: gvantsachumburidze@zohomail.eu

July 25, 2025

Eddie Kim, Erin Jaskot

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Re:	Somitos Corp.
Registration Statement on Form S-1
Filed June 30, 2025
File No. 333-288418

Dear Eddie Kim, Erin Jaskot:

In response to your letter dated July 23, 2025, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No.1 to the Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on June 30, 2025.

Registration Statement on Form S-1 filed June 30, 2025

Preliminary Prospectus, page 1

1. We note the following disclosure: "After the completion of this offering, management will own approximately 20% of our outstanding common stock, representing a controlling interest." We also note similar disclosure on page 11. On page 12, however, you state that, "[a]fter the completion of this offering, assuming the sale of all shares being registered, our management will own approximately 33.3% of our outstanding common stock, which represents a controlling interest." Please revise for consistency.

Response: We have revised the disclosures on page 1 and 11.

Market Information, page 18

2. Include a risk factor informing investors that, as a company with a reporting obligation under Section 15(d) of the Exchange Act, you will not be subject to the proxy rules under Section 14 of the Exchange Act, the prohibition of short-swing profits under Section 16 of the Exchange Act, the beneficial ownership requirements of Sections 13(d) and (g) of the Exchange Act, and certain tender offer rules. Also provide risk factor disclosure, if appropriate, that discusses the possibility that your periodic reporting obligations will be suspended under Section 15(d) if you have less than 300 holders of record in the fiscal year after the year of effectiveness of the registration statement.

Response: We have added 2 risk factors required.

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Description of Our Business

Government and Industry Regulation, page 29

3. We note your disclosure that you "hold the view that government regulation will not significantly affect our business operations." Please revise to provide the basis for your view, or advise.

Response: We have added the following disclosure:

“We currently hold the view that government regulation will not significantly affect our business operations, based on our assessment that our industry is not subject to extensive regulatory oversight and that our current activities do not involve products, services, or practices that trigger specialized regulatory compliance. We remain subject to general laws and regulations applicable to all businesses, including tax, labor, and corporate laws, and we will continue to monitor any regulatory developments that may affect our operations”

Directors, Executive Officers, Promoters and Control Persons

Background Information About Our Officers and Directors, page 38

4. Please revise to disclose the business experience during the past five years of Gvantsa Chumburidze, including her principal occupations and employment and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. In this regard, we note your disclosure throughout the registration statement that Chumburidze "has actively participated in investment opportunities across various sectors," that, "[p]rior to joining the Company as a Director, she gained valuable experience as a self-employed entrepreneur and parttime worker in various business and technology-related roles," and that she "currently devotes approximately thirty hours per week to manage [y]our affairs." Refer to Item 401 of Regulation S-K.

Response: We have added the following disclosure:

Gvantsa Chumburidze has over five years of experience in entrepreneurial and advisory roles across various business and technology sectors. From 2019 to 2023, she operated as an independent business consultant and entrepreneur, advising early-stage startups and small enterprises in Georgia on strategy, digital development, and business process optimization. During this time, she also held part-time roles with local tech-focused firms, including Cheraduri LLC (a Tbilisi-based software solutions company), where she assisted with client development and project coordination.

She currently devotes approximately thirty hours per week to managing the Company's affairs, including coordinating operational strategy and exploring early-stage venture partnerships. Ms. Chumburidze has not served as an officer or director of any other reporting company during the past five years.

Executive Compensation

Summary Compensation Table, page 39

5. We note your disclosure indicating that Gvantsa Chumburidze's salary for 2025 is $3,000 and she was awarded 300 stock awards. However, your disclosure elsewhere states that you have not paid any compensation to your officers and directors, and "[s]he has agreed to work with no remuneration until such time as we generate profits from operations." Please revise to clarify the discrepancies, or advise.

Response: We have revised the summary compensation table, because Gvantsa Chumburidze doesn’t get any salary. We have executed a Consulting Agreement, filed as Exhibit 10.1, with our director under which she will get $3,000 per month for her consulting services.

We have added the following disclosure in this section:

We have executed a Consulting Agreement, filed as Exhibit 10.1, with our director under which she will get $3,000 per month for her consulting services.

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General

6. You disclose in various sections of your prospectus that your educational application is "already working and available as a web application." However, we note your risk factor disclosure that you have not yet commenced offering online marketplace services through your application. Please revise throughout to clearly present the current status of operations and the availability of your educational application.

Response: We have deleted that risk factor as our educational application is already working and available as a web application.

7. Please file as an exhibit a specimen stock certificate to the extent it defines the rights of holders of the shares being registered. Refer to Item 601(b)(4) of Regulation S-K.

Response: We have filed as an exhibit a specimen stock certificate.

8. It appears that you may be a shell company as defined in Rule 405 under the Securities Act. We note that, among other things, you have nominal operations and assets consisting of cash and cash equivalents and nominal other assets, and no revenues as of May 31, 2025, and it appears that you do not have any current operations. Provide us with a detailed legal analysis explaining why you are not a shell company or otherwise disclose on the cover page and in the description of business section that you are a shell company, and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the limitations on the ability of your security holders to resell their securities in reliance on Rule 144.

Response: SEC Release No. 33-8587 defines a “shell company” as a company “…with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets.”

Since inception, the Company has allocated a lot of considerable efforts, a lot of time and money to the development of its business. In furtherance of the Company’s planned business, the Company analyzed the market demand for online learning throughout Geogia, explored the solvency of residents interested in this field, investigated different offers within the segment of its markets and possible gaps in this industry across Georgia. Also, we have purchased the educational language-learning application for $42,000 which is fully operational and offering our services. Therefore, we do not believe that the Company can be classified as having “no or nominal operations” considering the business activities executed in furtherance of the Company’s development.

You can direct any other comments or questions directly to:

Gvantsa Chumburidze

Telephone: +13072416300

Email: gvantsachumburidze@zohomail.eu

/s/ Gvantsa Chumburidze

Gvantsa Chumburidze,

President, CEO and Director

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